FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April, 2024 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - March 2024 Earnings presentation

Earnings Presentation Q1’24 30 April 2024

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre- resultados-semestrales-y-anuales-suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q1 2024 Financial Report, published on 30 April 2024 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

3 Important information In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives ; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and (f) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations. In addition, the important factors described in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume. Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party. Note: Quarterly series include adjustments relating to revenue sharing criteria between CIB and Retail & Commercial Banking to better reflect business dynamics of our new operating model with five global businesses as new primary segments; these adjustments do not affect results at the Group level, nor do they affect the full-year results of Retail & Commercial Banking and CIB. Quarterly series also include adjustments to some of the 2023 business volumes metrics in Retail & Commercial Banking, Digital Consumer Bank, CIB and Wealth Management & Insurance to better reflect our five global businesses’ perimeters according to our new operating model; these adjustments do not affect business volumes metrics at the Group level.

4 Index 1 Q1'24 Highlights Progress on our strategy Group review 2 Final remarks 3 Appendix 4

Strong first quarter performance with all our global businesses contributing to our 2024 targets

Continued momentum in revenue growth driven by 5mn new customers YoY and good activity levels

Strong operating performance and growth in profitability backed by first year of ONE Transformation

Solid balance sheet and increasing shareholder remuneration supporting sustained value creation

Metric	Value	Change
Q1'24 attributable profit	€2.9bn	+11%
Q1'24 revenue	€15.4bn	+10%
Efficiency	42.6%	-153bps
RoTE	14.9% (16.2% annualizing the temporary levy impact)	+55bps
FL CET1	12.3%	-
TNAVps + DPS	+14%	

Santander

Note: YoY changes. In constant euros: Attributable Profit +9%; Revenue +9%. P&L accounts are all presented in underlying basis.
All references to variations in constant euros across the presentation include Argentina in current euros to mitigate distortions from a hyperinflationary economy.
TNAVps + Cash DPS includes the €8.10 cent cash dividend paid in November 2023 and the €9.50 cent cash dividend approved in March (to be paid from 2 May), executed as part of the shareholder remuneration policy.

5

6 Strong YoY profit increase, with double-digit growth in net operating income, supported by customer revenue and efficiency improvements Note: underlying P&L. (*) Including the temporary levy on revenue earned in Spain (-€335mn in Q1’24 and -€224mn in Q1’23). P&L Current Constant € million Q1'24 Q1'23% % NII 11,983 10,185 18 16 Net fee income 3,240 3,043 6 5 Other income 157 707 -78 -78 Total revenue 15,380 13,935 10 9 Operating expenses -6,547 -6,145 7 5 Net operating income 8,833 7,790 13 11 LLPs -3,125 -2,873 9 7 Other results* -1,125 -822 37 34 Attributable profit 2,852 2,571 11 9 2024 has started with excellent business and commercial dynamics • Outstanding NII growth • Record net fee income • C/I and RoTE improvement

7 Strong start to the year, which puts us on track to deliver our 2024 targets, or even overdeliver some of them… (1) YoY change in constant euros, except Argentina in current euros. Revenue1 Efficiency CoR FL CET1 RoTE Q1’24 2024 targets 9% 42.6% <43% 1.20% c.1.2% 12.3% >12.0% 14.9% 16% Mid-single digit growth after Basel III implementation 16.2% annualizing the temporary levy impact

… backed by consistent execution of ONE Transformation…

Efficiency execution
2022-Q1'24

FY'22	ONE Transformation	Global & Network businesses	Global Tech capabilities & others	Q1'24
45.8%	**-174bps**	**-88bps**	**-63bps**	42.6%
	• **Product simplification:** 2% fewer products in Q1'24 (-18% vs. Dec-22) • **58%** products / services **digitally available (+2pp vs. Dec-23)** • **In US,** $10mn efficiencies in Q1'24 ($210mn since 2022) captured in Consumer and Commercial	• **Multi-Nationals**: +5% YoY revenue growth • **Wealth**: collaboration fees with CIB and Corporates reached **€988mn (+12% vs. Q1'23)** • **Consumer**: expansion of OEM agreements	• **Global approach** to technology: €50mn efficiencies in Q1'24 (€237mn since 2022) – **Gravity** (back-end) efficiencies – **Process optimization** – **Global vendor** agreements – **IT&Ops shared-services**	

Reminder from Investor Day
Efficiency
2022-2025


45.8%
200-250bps
100-150bps
50-75bps
c. 42%
FY'22
2025 target

Santander
Note: Q1'24 or latest available data.
8

9 … and value added by our five global businesses, which are accelerating the achievement of our ID targets 52% 20% 13% 6% 9% Revenue (€bn) Contribution to Group’s revenue1 C/I RoTE2 Q1’24 2025 RoTE2 target c.17% >14% >20% c.60% >30% 15-17% Note: revenue YoY change in constant euros. (1) As % of total operating areas, excluding Corporate Centre. (2) Global businesses’ RoTEs are adjusted based on Group’s deployed capital. Data are presented annualizing the impact of the temporary levy. Without annualizing its impact: Retail 15.6% (+2.3pp); Consumer 11.2% (-0.5pp); CIB 19.2% (-2.5pp), Wealth 77.3% (+9.1pp), PagoNxt EBITDA 17.0% (not affected) and Group 14.9% (+0.55pp). Retail Consumer CIB Wealth Payments Group PagoNxt EBITDA margin 41.1% 17.6% -3.9pp +2.9pp 41.2% 11.9% -1.9pp -0.3pp 42.0% 19.7% +5.0pp -2.4pp 34.4% 80.4% -4.0pp +9.4pp 48.1% 17.0% +3.3pp +9.5pp 42.6% 16.2% -1.5pp +0.9pp 8.0 +13% 3.2 +4% 2.1 +5% 0.9 +17% 1.4 -0% 15.4 +9%

Retail: strong profit growth YoY with solid C/I driven by revenue and cost control

Execution of the strategy

Driving growth and efficiency on the back of our new model and proprietary technology

Customer experience	New digital onboarding and products leading to an increase in digital customers and digital sales
Operational leverage	New model and automation reducing operational resources and driving increase in commercial focus in branches
Global platform	Scale of new platform (ODS-Gravity) reducing cost per technical transaction and driving efficiencies

Key drivers



Active customers (mn)
+2%
74.6
76.0
Dec-22
Mar-24
# of products[1] (k)
-18%
10.1
8.2
Dec-22
Mar-24
# of non-commercial FTEs[1] per mn total customers
-4%
657
630
Jun-23
Mar-24

Q1'24 financials

Loans	Deposits	CoR
€621bn -2%	€642bn +2%	1.03% +11bps

C/I	Profit	RoTE
41.1% -3.9pp	€1,503mn +22%	17.6% +2.9pp

Operational leverage – Revenue vs. Costs (€ mn, excl. Argentina)



Revenue
6,800
7,211
7,666
7,405
7,693
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Costs
2,995
3,080
3,160
3,126
3,098
€3bn
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Santander

Note: data and YoY changes in constant euros. RoTE annualizing the impact of the temporary levy.
(1) Metrics cover all products and employees in the branch network in our 10 main countries.

10

Consumer: strong net operating income growth with successful deposit gathering

Execution of the strategy

Transforming into a best-in-class, global business and operating model

Customer experience	Providing global solutions integrated in our partners' processes Expanding partnerships across regions
Operational leverage	Simplifying and automating our processes Launched a new digital onboarding for pure digital players
Global platform	Openbank launch in the US and Mexico Expanding the functionality of our new leasing platform

Key drivers

Total customers (mn)		*Retail deposits cost-to-serve (%)*		*Operating expenses / ANEAs (%)*	
-0%		**-0.18pp**		**-0.15pp**	
Dec-22	Mar-24	2022	Q1'24	2022	Q1'24
25.2	25.0	1.18	1.00	2.69	2.54

Q1'24 financials

Loans	Deposits	CoR
€208bn	**€119bn**	**2.12%**
+4%	+13%	+32bps

C/I	Profit	RoTE
41.2%	**€464mn**	**11.9%**
-1.9pp	-5%	-0.3pp

Operating performance

Operational leverage				Revenue			
Revenue		*Costs*		*Auto*		*Non-auto*	
+4%		**-0.2%**		**+5%**		**+2%**	
Q1'23	Q1'24	Q1'23	Q1'24	Q1'23	Q1'24	Q1'23	Q1'24
3,057	3,185	1,313	1,311	2,136	2,244	921	940

Santander

Note: data and YoY changes in constant euros. RoTE annualizing the impact of the temporary levy.
ANEAs = Average net earning assets, including renting.

11

CIB: all-time high revenue. Profit down from a record Q1'23, impacted by investments

Execution of the strategy

Playing to our strengths to better serve our corporate customers and institutions

Customer experience	Significant progress building new capabilities in the US Expansion on new value-added areas of growth
Operational leverage	Enhanced centres of expertise, with new and strengthened industry and product teams
Global platform	Increased distribution capabilities, evolving our originate-to-share model towards a mainstream end-to-end platform

Key drivers



% customer related revenue
82
81
80%
2022
Q1'24
Fee growth (€ bn)
+7%
0.6
0.7
Q1'23
Q1'24
% Total revenue / RWAs
+1.2pp
5.9
7.1
2022
Q1'24

Q1'24 financials

Loans	Deposits	CoR
€139bn -1%	€143bn +1%	0.14% -2bps

C/I	Profit	RoTE
42.0% +5.0pp	€705mn -5%	19.7% -2.4pp

Revenue (€ mn)



Global Transaction Banking (GTB)
-3%
728
710
Q1'23
Q1'24
Global Banking
+18%
525
621
Q1'23
Q1'24
Global Markets
+12%
733
818
Q1'23
Q1'24

Santander

Note: data and YoY changes in constant euros. RoTE annualizing the impact of the temporary levy.

12

Wealth: double-digit growth across businesses with record commercial activity

Execution of the strategy

Accelerating our customers' connectivity with our global product platforms

Customer experience	Named again Best Private Bank in LatAm (*Euromoney*) while growing our customer base by +13% YoY
Operational leverage	Boosted results by fostering collaboration with Retail and CIB, and by simplifying our product offer in SAM and Insurance
Global platform	Kicked off our global investments platform project to further digitalize our investment distribution capabilities

Key drivers

Assets under management[1] (€ bn) **+18%** | *Collaboration fees (€ bn)* **+12%** | *Revenue growth including ceded fees[3] (€ bn)* **+14%**



409
482
Dec-22
Mar-24
0.88
0.99
Q1'23
Q1'24
1.4
1.5
Q1'23
Q1'24

Q1'24 financials

Net new money (PB)	Net sales (SAM)	Gross written premiums
€5.5bn	**€3.8bn**	**€3.0bn**
7% of volumes[2]	7% of volumes[2]	-4%

C/I	PAT + fees[3]	RoTE
34.4%	**€838mn**	**80.4%**
-4.0pp	+16%	+9.4pp

Revenue (including ceded fees, € mn)

Private Banking **+18%** | *Santander Asset Management* **+15%** | *Insurance* **+9%**



531
625
Q1'23
Q1'24
297
341
Q1'23
Q1'24
526
574
Q1'23
Q1'24

Santander

Note: data and YoY changes in constant euros. RoTE annualizing the impact of the temporary levy.
(1) Includes off-balance sheet assets and deposits.
(2) Considering annualized net new money as % of total CAL and annualized net sales as % of SAM AuMs.
(3) Includes all fees generated by Santander Asset Management and Insurance, even those ceded to the commercial network, which are reflected in Retail & Commercial Banking's P&L.

13

Payments: sound credit quality led to double-digit profit growth

Execution of the strategy

Seizing a growing opportunity by capturing scale through global platforms

Customer experience	New wallet agreements to offer customers alternative payment options Continued strengthening PagoNxt's customer value proposition
Operational leverage	Capex optimization and operational efficiencies driving down cost per transaction
Global platform	Global Cards platform (Plard) launched in Brazil

Key drivers



transactions (bn per month)
+21%
2.6
3.2
2022
Q1'24
Cost per transaction (€ cents, PagoNxt)
-13%
4.1
3.6
2022
Q1'24
% open market revenue (PagoNxt)
+8.3pp
13.6
21.9
2022
Q1'24

Q1'24 financials

TPV Getnet	Active customers Ebury	Turnover Cards
€54bn	22k	€78bn
+14%	+20%	+6%

C/I Payments	Profit Payments	EBITDA margin PagoNxt
48.1%	€137mn	17.0%
+3.3pp	+22%	+9.5pp

Revenue (€ mn)



PagoNxt
+13%
250
283
Q1'23
Q1'24
Cards
% growth exc. Q1'23 one-off[1]
+5%
-3%
1,105
1,070
Q1'23
Q1'24

Santander

Note: data and YoY changes in constant euros. Transactions include merchant payments, cards and electronic A2A payments.
(1) Excluding a one-time positive fee recorded in the first quarter of 2023 from commercial agreements in Brazil.

14

Outstanding profitability and value creation with 14% YoY growth in TNAVps + Cash DPS



RoTE
%
Annualizing the impact of the temporary levy
+93bps
15.3
14.4
16.2
14.9
Q1'23
Q1'24



EPS
€ cents
+14%
15.0
17.0
Q1'23
Q1'24



TNAVps + Cash DPS
€ per share
Cash DPS: €17.6 cents
+14%
4.41
5.04
4.86
Mar-23
Mar-24 1

Since 2021 and including full execution of second share buyback against 2023 results currently in place, Santander will have repurchased c.11% of its outstanding shares

Santander

Note: our shareholder remuneration policy is c.50% payout split in approximately equal parts (cash and share buybacks). Implementation of shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

(1) TNAVps + Cash DPS includes the €8.10 cent cash dividend paid in November 2023 and the €9.50 cent cash dividend approved in March (to be paid from 2 May), executed as part of the shareholder remuneration policy.

15

16 Index 1 Q1'24 Highlights Progress of our strategy Group review 2 Final remarks 3 Appendix 4

17 Strong profit increase YoY, with double-digit growth in net operating income, supported by customer revenue and efficiency improvements -3% 2,571 2,670 2,902 2,933 2,852 Q1'23 Q2 Q3 Q4 Q1'24 € mn Attributable profit Attributable profit (Constant € mn) Note: underlying P&L. (*) Including the temporary levy on revenue earned in Spain (-€335mn in Q1’24 and -€224mn in Q1’23). QoQ 2,620 2,675 2,907 2,930 2,852 +11% +9% excluding temporary levy +14% excluding temporary levy P&L Current Constant € million Q1'24 Q1'23% % NII 11,983 10,185 18 16 Net fee income 3,240 3,043 6 5 Other income 157 707 -78 -78 Total revenue 15,380 13,935 10 9 Operating expenses -6,547 -6,145 7 5 Net operating income 8,833 7,790 13 11 LLPs -3,125 -2,873 9 7 Other results* -1,125 -822 37 34 Attributable profit 2,852 2,571 11 9

High-single digit revenue growth backed by customer activity across businesses

Total revenue



Total revenue
Other income
NII + Fees
+9%
14,157
14,355
14,839
14,546
15,380
Q1'23
Q2
Q3
Q4
Q1'24



YoY growth
+9%
14,157
+957
+128
+98
+127
-1
-86
15,380
+13%
+4%
+5%
+17%
-0%
Q1'23
Retail
Consumer
CIB
Wealth
Payments
CC
Q1'24

Group

- **>95% of total revenue is customer related** which drove the vast majority of total revenue growth
- **Strong revenue increase YoY** reflecting the benefits of our diversification, with all businesses and regions contributing

Detail by business

- **Retail** up double-digit, in a context of solid commercial activity and good margin management across regions
- **Consumer** grew backed by DCB Europe (higher volumes and active repricing) and Brazil (higher activity and lower interest rates)
- **CIB** increased to record levels, supported by Global Markets and Global Banking; solid behaviour in the US (+35%) and Mexico (+45%)
- **Wealth** rose strongly backed by good commercial activity across businesses and good margin management in Private Banking
- **Payments up 7%** excluding a one-time positive fee in Cards in Q1'23 from commercial agreements. Of note, PagoNxt +13%

Santander

Note: data and YoY % changes in constant euros.

18

NII and NIM up YoY, supported by volumes and margin improvement

Net interest income and NIM



NIM
Quarterly
2.63%
2.73%
2.82%
2.76%
2.97%
+16%
NII
10,367
10,793
11,220
11,123
11,983
Q1'23
Q2
Q3
Q4
Q1'24



NIM
2.63%
+0.81
+0.23
-0.58
-0.12
2.97%
Q1'23
Asset yields
Asset volumes
Liability costs
Liability volumes
Q1'24

Net interest income

- **>80% of Group's NII** is from Retail and Consumer businesses
- **Growth YoY across all business and regions**
  - **Retail in Europe and North America** supported by active liability management in a context of higher interest rates
  - **Retail in South America and Consumer** benefitted from negative sensitivity to interest rates, especially Brazil
- **NII up 8% QoQ** with all businesses growing
  - Growth **accelerating in businesses with negative sensitivity:** Retail South America (+35%), Consumer Brazil (+11%)
  - Good liability management and lower volumes kept NII fairly stable in **businesses with positive sensitivity** (Retail in Europe and North America)

Margins

- **NIM improved YoY and QoQ**, driven by asset repricing and cost of deposits under control
- **NIM trend reflecting** the strength of our European franchise, mostly funded with stable retail deposits, and good momentum in South America

Santander

Note: NIM = NII / Average earning assets.
Data and YoY % changes in constant euros.

19

Net fee income growth, demonstrating the value added from our business diversification

Net fee income



+5%
3,092
3,063
3,105
2,832
3,240
Q1'23
Q2
Q3
Q4
Q1'24



+5%
3,092
+99
+65
+41
+54
-114
+2
3,240
+9%
+22%
+7%
+17%
-14%
Q1'23
Retail
Consumer
CIB
Wealth
Payments
CC
Q1'24
YoY growth

Retail
- **Good commercial dynamics** in most countries, with all regions growing
- **Fee income boosted by higher transactionality** mainly in Brazil, Mexico and Poland

Consumer
- **Outstanding performance** driven by higher activity in DCB Europe and Brazil
- **Expanding existing partnerships** across regions

CIB
- **Solid growth** supported by all CIB businesses, of note, Global Banking (+20%)
- **Robust activity levels** in Global Banking, both Global Debt Financing and Corporate Finance, and Global Markets

Wealth
- **Strong growth** across the three businesses
- Increase backed by more recurrent activity in **PB**, higher volumes in **SAM** and protection business performance in **Insurance**

Payments
- **Payments** affected by a one-time positive fee in Cards in Q1'23 from commercial agreements
- Strong **total payments volume growth** (+14% YoY) and transactions (+13% YoY) backed by Europe and Mexico

Santander

Note: data and YoY % changes in constant euros.

20

ONE Transformation is driving structural efficiency gains and positive jaws

Efficiency and costs



Efficiency
Quarterly
44.1%
44.3%
43.6%
44.4%
42.6%
Costs
6,222
6,354
6,463
6,465
6,547
Q1'23
Q2
Q3
Q4
Q1'24



YoY growth in real terms[1]
+5% (+1.1% in real terms[1])
6,222
+132
-2
+140
+14
+49
-7
6,547
-0%
-4%
+15%
+1%
+4%
-11%
Q1'23
Retail
Consumer
CIB
Wealth
Payments
CC
Q1'24

Efficiency

- Transformation towards **simpler and more integrated models** continues to drive **efficiency gains**
- **Efficiency improved to 42.6% (-1.5 pp YoY;** Retail -3.9 pp), within our 2024 target of <43%
- **Transformation investments (technology)** in Q1'24 totalled €0.5bn (€2.9bn since 2022)

Costs

- **Costs fairly stable for the third quarter in a row** at around €6.5bn, and +1% YoY in real terms
- **Retail:** costs well under control, despite impacts from salary agreements reviews in some countries and transformation efforts
- **Consumer:** cost reduction despite investments and business growth
- **CIB** growth impacted by investments in new products and capabilities in line with our strategy
- **Wealth** growing slightly, well below revenue, due to higher commercial activity and investments to reinforce our PB teams
- **Payments** growth due to both Cards and PagoNxt, which are still in an investment phase
- Corporate Centre down driven by ongoing simplification measures

Santander

Note: data and YoY % changes in constant euros.
(1) Costs in real terms exclude the impact from weighted average inflation.

21

22 2,922 2,919 3,254 3,416 3,125 Q1'23 Q2 Q3 Q4 Q1'24 Credit quality remains robust CoR LLPs Other credit quality metrics Note: CoR - provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. Data in constant euros. 1.05% 1.08% 1.13% 1.18% 1.20% Mar-23 Dec-23 Mar-24 NPL ratio 3.05% 3.14% 3.10% Coverage ratio 68% 66% 66% Stage 1 €1,005bn €1,000bn €1,007bn Stage 2 €72bn €80bn €83bn Stage 3 €34bn €36bn €36bn Credit quality Detail by business • In Retail, which represents 49% of Group’s LLPs, CoR remained stable QoQ at 1.03% − Spain improving CoR, with stable NPL YoY − UK CoR at very low levels − Brazil NPL improving both QoQ and YoY, and Mexico normalizing in line with expectations affected by mix change • In Consumer, which represents 36% of Group’s LLPs, CoR normalized YoY to 2.12% (mainly Consumer US business), in line with expectations, while remained fairly stable QoQ • Credit quality remains robust, backed by overall good economic performance and record low unemployment in most countries • NPL ratio stood at 3.10% (3.14% Dec-23) with NPL coverage and stages stable LLPs and credit quality

Strong capital generation, profitable front-book growth >15% RoTE and significant RWA mobilization

CET1 performance and capital productivity


FL CET1
%
12.3
+0.32
-0.22
-0.24
+0.14
12.3
Dec-23
Organic generation
Shareholder remuneration[1]
Regulatory & models
Markets & others
Mar-24

Maximize capital productivity

Mar-24 or estimates

Front book pricing RoRWA of new book	2.8%
Asset rotation and risk transfer activities RWAs mobilized vs. credit RWAs	12%
% RWAs with RoRWA > CoE	83%

Santander

(1) Shareholder remuneration charged against profit earned in Q1 2024 (split between cash dividends and share buybacks) in line with our 50% payout target. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

23

24 Index 1 Q1'24 Highlights Progress of our strategy Group review 2 Final remarks 3 Appendix 4

25 RoTE1 Profitability FL CET1 Strength RWAs with RoRWA > CoE Disciplined capital allocation Payout 50% Shareholder remuneration Note: execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. (1) RoTE is presented annualizing the temporary levy. >12% c.85% 15-17% Q1’24 vs. 2025 ID targets Making progress towards our ID target in our new phase of value creation for our shareholders Cash dividend + SBB 50% annually 83%TNAVps + DPS Double-digit growth average through-the-cycle +14% 16.2% 12.3%

26 12.3% €15.4bn 2024 has begun with excellent business and commercial dynamics Note: our shareholder remuneration policy is c.50% payout split in approximately equal parts (cash and share buybacks). Implementation of shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. TNAVps + Cash DPS includes the €8.10 cent cash dividend paid in November 2023 and the €9.50 cent cash dividend approved in March (to be paid from 2 May), executed as part of the shareholder remuneration policy. Structural efficiency gains and profitable growth driven by strategy execution Profitability, capital and credit quality in line with targets Organic capital generation to mitigate accelerated Basel III implementation TNAVps + Cash DPS growing 14% YoY in our new phase of value creation for our shareholders Outstanding customer revenue performance backed by all global businesses ONE Transformation and value-added by our global businesses accelerating the achievement of our ID targets Efficiency 42.6% TNAVps + DPS +14% FL CET1 Profit €2.9bn Revenue

27 Index 1 Q1'24 Highlights Progress of our strategy Group review 2 Final remarks 3 Appendix 4

28 Appendix Investor Day Targets summary Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary The other information in the Appendix regularly provided each quarter can be found in the document entitled "Supplementary Information", published together with this presentation on the Group's corporate website

ONE Transformation driving double-digit growth in value creation

		2022	2023	Q1'24	2025 targets
Profitability	RoTE (%)	13.4	15.1	14.9	15-17
	Payout (Cash + SBB)[1] (%)	40	50	50	50
	EPS Growth (%)	23	21.5	13.7	Double-digit
Customer centric	Total customers (mn)	160	165	166	c.200
	Active customers (mn)[2]	99	100	100	c.125
Simplification & automation	Efficiency ratio (%)	45.8	44.1	42.6	c.42
Customer activity	Transactions volume per active customer (month, % growth)[3]	-	10	11	c.+8
Capital	FL CET1 (%)	12.0	12.3	12.3	>12
	RWA with RoRWA > CoE (%)	80	84	83	c.85
ESG[4]	Green financed raised & facilitated (€bn)	94.5	114.6	118.5	120
	Socially responsible Investments (AuM) (€bn)	53	67.7	72.8	100
	Financial inclusion (# People, mn)	-	1.8	2.3	5
	Women in leadership positions (%)	c.29	31.4	31.4	35
	Equal pay gap (%)	c.1	c.0	-	c.0
TNAVps+DPS (Growth YoY)		+6%	+15%	+14%	Double-digit growth average through-the-cycle

(1) Target payout defined as c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed in approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
(2) Those customers who meet transactionality threshold in the past 90 days.
(3) Total transactions annual growth include merchant payments, cards and electronic A2A payments. Target c.+8% CAGR 2022-25.
(4) Information is audited on a limited assurance basis. Green finance raised & facilitated (€bn): since 2019 (not EU taxonomy aligned). Financial inclusion (# people, mn): since 2023. Definitions in the Glossary section in this document. Equal pay gap is annually calculated.

Santander

29

30 Appendix Investor Day Targets summary Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary The other information in the Appendix regularly provided each quarter can be found in the document entitled "Supplementary Information", published together with this presentation on the Group's corporate website

31 Detail by global business

Retail & Commercial Banking

Highlights

- Convergence towards a **common business and operating model, our transformation** and disciplined capital allocation are reflected in significant **total customer** growth, and improvements in **efficiency** (-4pp to 41.1%) and **profitability** (RoTE +3pp to 17.6%)
- **Loans** down YoY, affected by prepayments in Europe (especially mortgages), partially offset by growth in South America and Mexico. **Deposits** up, mainly time deposits across countries and segments
- **Strong profit growth YoY (+22%),** despite the impact from the temporary levy, with solid revenue performance and lower LLPs:
  - **NII** rose with widespread growth across our footprint, especially Spain, Portugal, Brazil, Argentina and, to a lesser extent, Mexico and Poland
  - Solid **fee** performance, mainly due to higher activity in funds and insurance
  - **Provisions** improved mainly due to the good credit quality performance in Europe. CoR under control at comfortable levels (1.03%)
- **In the quarter**, good net operating income performance and lower LLPs. This performance was not reflected in profit due to the temporary levy and a higher tax burden

Key data

Loans	Deposits	Mutual Funds
€621bn -2%	€642bn +2%	€89bn +13%
Efficiency	**CoR**	**RoTE**
41.1% -3.9pp	1.03% +11bps	17.6% +2.9pp

Underlying P&L

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23'
NII	7,145	10.7	17.3	20.5
Net fee income	1,193	17.5	9.1	11.0
Total revenue	8,048	8.8	13.5	16.3
Operating expenses	-3,304	6.7	4.1	6.2
Net operating income	**4,744**	**10.3**	**21.1**	**24.5**
LLPs	-1,523	-11.8	-1.6	0.7
Attributable profit	**1,503**	**-1.9**	**21.6**	**25.7**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander Note: RoTE annualizing the impact of the temporary levy.

32

Digital Consumer Bank

Highlights

- We continue expanding our **leadership in consumer finance** across our footprint, while we focus on converging towards a **more digital global operating model**, using common platforms and with a global approach to our partnerships
- **Loans** up 4% YoY, driven by strong activity in Europe (+6%) and Brazil (+8%)
- **Deposits** rose 13%, mainly in Europe, reflecting our strategy to grow customer deposits to lower funding costs
- **Net operating income** increased 7%, supported by positive revenue performance (+4%) and good cost control (-4% in real terms)
- **Profit** down YoY, impacted by the temporary levy and higher provisions and cost of risk normalization, in line with expectations, and still below historical average levels
- **In the quarter, profit up 1%** supported by growth of net interest income and fees, and good cost management, especially in the US, which more than offset the impact from the temporary levy in Q1

Key data

New lending	Loans	Deposits
€21.6bn +7%	€208bn +4%	€119bn +13%

Efficiency	CoR	RoTE
41.2% -1.9pp	2.12% +32bps	11.9% -0.3pp

Underlying P&L

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23'
NII	2,710	4.7	6.6	6.4
Net fee income	354	7.4	22.4	23.0
Total revenue	**3,185**	**1.2**	**4.2**	**4.0**
Operating expenses	-1,311	-4.1	-0.2	-0.5
Net operating income	**1,874**	**5.3**	**7.5**	**7.4**
LLPs	-1,137	1.5	24.5	24.1
Attributable profit	**464**	**1.5**	**-4.8**	**-5.0**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: RoTE annualizing the impact of the temporary levy.

33

Corporate & Investment Banking

Highlights

- We continue **making our centres of expertise more sophisticated**, deepening client relationships with a particular focus on the US build-out to complement our capabilities, and actively managing capital
- **Strong activity year-on-year**, supported by an excellent quarter in Global Banking and Global Markets, slightly offset by Global Transaction Banking, due to Cash Management
  - **Global Transaction Banking**: another good quarter for Trade and Export Finance, however there was lower activity in Cash Management, impacted by interest rate cuts in LatAm
  - **Global Banking** grew both in Global Debt Finance, where we are gaining market share, and Corporate Finance, benefitting from positive market momentum, though still below historical averages
  - Good activity levels in **Global Markets** as European customers are normally more active in Q1
- **Record quarterly revenue**, up 5% vs. Q1'23. **Profit** impacted by our investments in transformation, products and new capabilities, in line with our strategy

Key data

Loans	Deposits
€139bn -1%	€143bn +1%

Efficiency	CoR	RoTE
42.0% +5.0pp	0.14% -2bps	19.7% -2.4pp

Underlying P&L

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23'
NII	1,062	2.4	25.3	25.8
Net fee income	654	39.2	6.8	7.9
Total revenue	**2,112**	**24.4**	**4.8**	**5.4**
Operating expenses	-888	-11.9	18.8	19.7
Net operating income	**1,225**	**77.2**	**-3.4**	**-3.0**
LLPs	-40	-80.5	—	—
Attributable profit	**705**	**139.8**	**-5.1**	**-5.0**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Global Banking = GDF & CF. RoTE annualizing the impact of the temporary levy.

34

Wealth Management & Insurance

Highlights

- We continue building the **best Wealth and Insurance manager** in Europe and the Americas, supported by our leading global PB platform and best-in-class funds and insurance product factories
- *Euromoney* named us the **Best International Private Bank in Latin America** for the second year in a row, and the **Best International Private Bank** in 8 of our countries
- All-time high **assets under management**, up 14% YoY, as a result of record commercial activity in PB and SAM. In Insurance, GWPs dropped YoY after an extraordinary Q1'23 and impacted by a lower savings activity
- **25% profit growth YoY,** supported by strong revenue growth, both from NII (PB activity and good margin management) and fees in PB and SAM
- **Total fees**[3], including those ceded to the commercial network, increased 13% YoY, **contributing 31% of the Group's total fees**, with good performance across all three businesses
- Wealth's total **contribution to the Group's profit** increased 16% YoY, in a capital-light business, reflected in a RoTE exceeding 80%

Key data

AuMs	Net new money (PB)	Net sales (SAM)
€482bn +14%	€5.5bn 7% of volumes[2]	€3.8bn 7% of volumes[2]
Gross written premiums	**Efficiency**	**RoTE**
€3.0bn -4%	34.4% -4.0pp	80.4% +9.4pp

Underlying P&L

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23[1]
NII	423	12.2	25.6	26.5
Net fee income	364	14.2	17.4	18.1
Total revenue	**892**	**13.7**	**16.6**	**17.6**
Operating expenses	-306	-8.6	4.7	5.3
Net operating income	**585**	**30.3**	**24.0**	**25.3**
LLPs	-4	—	—	—
Attributable profit	**400**	**11.6**	**24.9**	**26.5**
Contribution to profit	**838**	**7.3**	**16.4**	**18.3**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: RoTE annualizing the impact of the temporary levy.
(2) Considering annualized net new money over total CAL and net sales over SAM AuMs.
(3) Including fees generated by asset management and insurance ceded to the commercial network.

35

Payments

PagoNxt

- **Getnet:** TPV increased 14% YoY and the number of transactions rose 13% YoY
- **Ebury**: 22k active customers (+20% YoY)
- **Payments Hub** already one of the largest A2A payments processors in Europe
- **Revenue increased 13% YoY** due to an overall increase in business activity and volumes across countries, supporting **EBITDA margin improvement to 17.0%**

Getnet

Getnet Total Payments Volume (TPV)	Number of transactions
€54bn +14%	+13%

PagoNxt underlying P&L

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23[1]
NII	31	-18.7	216.6	230.9
Net fee income	224	-10.9	-0.1	2.5
Total revenue	283	-11.3	13.4	16.3
Operating expenses	-304	14.2	8.4	9.7
Net operating income	-21	—	-32.0	-37.5
LLPs	-4	207.6	-39.2	-39.0
Attributable profit	**-39**	**—**	**-26.3**	**-28.7**

(*) € mn and % change in constant euros.
(1) % change in current euros.

EBITDA margin



+9.5pp
7.5%
17.0%
Q1'23
Q1'24

Cards

- **Group total number of cards rose to 102 million,** continuing the positive trends in previous quarters
- **Solid growth** in customer activity (**€78bn turnover**, **+6%** YoY)
- **Revenue up 5%** excluding Q1'23 positive one-off[2]
- **High profitability** with **RoTE at 35.5%**

Cards

Turnover	Average balance
€78bn +6%	€22bn +6%

Underlying P&L

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23[1]
NII	644	18.3	9.0	12.5
Net fee income	452	-0.6	-20.0	-17.9
Total revenue	1,070	8.2	-3.1	-0.2
Operating expenses	-346	22.1	7.8	11.0
Net operating income	724	2.6	-7.6	-4.8
LLPs	-414	13.4	-14.1	-10.9
Attributable profit	**177**	**-1.2**	**6.8**	**9.1**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander

Note: in PagoNxt a negative growth rate indicates a lower loss. Number of cards managed by Cards equals to 99 million, because it excludes those managed by Digital Consumer Bank including Openbank (3 million cards).
(2) Excluding a one-time positive fee recorded in the first quarter of 2023 from commercial agreements in Brazil.

36

37 Corporate Centre • NII improved driven by higher liquidity buffer remuneration • Lower gains on financial transactions due to higher negative FX hedging impacts • Cost improved driven by ongoing simplification measures • Other results and provisions improved slightly YoY Highlights Income statement Underlying P&L* Q1'24 Q1'23 NII -31 -52 Gains / losses on financial transactions -162 -54 Operating expenses -87 -95 LLPs and other provisions -42 -41 Tax and minority interests -18 -19 Attributable profit -357 -279 (*) € mn.

38 Detail by region and country

Europe

Highlights

- We remain focused on **growing our business while transforming our operating model** to increase efficiency and boost customer experience
- **Customers up** (+666k YoY) in all countries, mainly driven by consistent growth in Spain
- **New business lending** volumes are recovering, however **loans** declined year-on-year, still affected by prepayments in a context of higher interest rates. Customer **deposits** rose, with strong increase in time deposits
- **Strong profit YoY** supported by **double-digit NII growth,** especially in Retail, on the back of higher average interest rates and strict control of funding costs. **Efficiency gains and active risk management**
- **Profit up 17% QoQ,** despite the temporary levy, with good performance across the main P&L lines except NII (lower volumes and higher costs of deposits in the UK)

Key data and P&L

Loans	Deposits	Mutual Funds
€553bn -4%	**€614bn** +1%	**€111bn** +17%

Efficiency	CoR	RoTE
39.7% -2.2pp	**0.41%** -1bps	**18.0%** +3.6pp

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23'
NII	4,123	-0.7	11.8	14.6
Net fee income	1,202	11.8	1.6	2.9
Total revenue	**5,809**	**10.8**	**10.1**	**12.3**
Operating expenses	-2,305	-2.8	4.5	6.4
Net operating income	**3,504**	**22.0**	**14.1**	**16.7**
LLPs	-484	-17.5	-26.3	-24.6
Attributable profit	**1,541**	**17.5**	**26.8**	**29.6**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Q1'24 data and YoY changes (loans, deposits and mutual funds in constant euros). RoTE annualizing the impact of the temporary levy, 15.7% without annualizing it.

39

Spain

- Sustained **strong growth in customers.** Drop in **loans** (mortgage prepayments, ICO maturities and CIB). Migration to time deposits trend continues, while mutual funds demand increases (12% YoY)
- **Profit +65%** driven by higher NII, driven by margin management in a context of higher interest rates, especially in Retail, and robust credit quality performance
- **Profit up QoQ** supported by the main lines, despite the negative impact of the temporary levy in Q1'24

Loans	Deposits	Mutual Funds
€228bn -5%	€299bn -1%	€83bn +12%

Efficiency	CoR	RoTE
34.2% -5.6pp	0.59% -4bps	23.3% +8.6pp

Underlying P&L*	Q1'24	% Q4'23	% Q1'23
NII	1,816	4.5	24.3
Net fee income	746	14.4	-0.8
Total revenue	**3,016**	**28.8**	**18.4**
Operating expenses	-1,032	-6.2	1.8
Net operating income	**1,984**	**59.9**	**29.4**
LLPs	-331	-3.3	-20.2
Attributable profit	**772**	**49.5**	**65.5**

(*) € mn and % change.

UK

- **Loan** volumes drop in a context of higher rates in line with our deleveraging strategy. Strong migration from demand to time **deposits**
- **Profit -25% YoY** affected by the cost of deposits, lower mortgage volumes and cost increases
- **Profit flat QoQ** as revenue (higher liability costs) and cost performance (personnel costs) were offset by lower LLPs

Loans	Deposits	Mutual Funds
€237bn -5%	€228bn +2%	€7bn +1%

Efficiency	CoR	RoTE
58.4% +9.1pp	0.08% -4bps	10.4% -3.1pp

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23'
NII	1,185	-4.4	-10.4	-7.6
Net fee income	79	4.6	-7.8	-4.9
Total revenue	**1,257**	**-3.0**	**-10.9**	**-8.1**
Operating expenses	-734	3.9	5.6	8.9
Net operating income	**523**	**-11.1**	**-27.0**	**-24.7**
LLPs	-17	-4.5	-71.7	-70.8
Attributable profit	**305**	**0.1**	**-25.2**	**-22.8**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander Note: Q1'24 data and YoY changes (loans, deposits and mutual funds in constant euros). Spain RoTE annualizing the impact of the temporary levy, 18.0% without annualizing it.

40

Portugal

- **Loans:** moderate decline as new business recovered, offsetting last year's deleverage. Cost of **deposits** under control, affecting deposit volumes
- **Profit +69% YoY** with strong NII, driven by interest rate increases and controlled funding costs, and net fee income. Solid credit quality with CoR at very low levels
- **Profit up QoQ** due to fees, lower costs and strong LLPs performance

Loans	Deposits	Mutual Funds
€38bn -3%	€37bn -2%	€4bn +15%

Efficiency	CoR	RoTE
22.9% -9.7pp	0.19% +13bps	31.1% +10.2pp

Underlying P&L*	Q1'24	% Q4'23	% Q1'23
NII	431	-4.5	65.1
Net fee income	127	14.3	2.6
Total revenue	**584**	**0.0**	**44.1**
Operating expenses	-134	-4.9	1.2
Net operating income	450	**1.6**	**64.9**
LLPs	-7	-60.9	-46.8
Attributable profit	**303**	**3.7**	**68.6**

(*) € mn and % change.

Poland

- **Loans rose** mainly driven by Retail (lifetime record mortgage and personal loans sales) and CIB. Significant growth in **deposits**, especially time deposits
- **Profit up 18% YoY** supported by good revenue performance (higher yields and volumes, with low cost of deposits), positive fees and underlying LLPs, which offset higher costs
- **Profit up QoQ,** driven by favourable fees and lower CHF impacts

Loans	Deposits	Mutual Funds
€36bn +7%	€45bn +6%	€6bn +53%

Efficiency	CoR	RoTE
27.5% +0.4pp	1.95% +24bps	20.1% +0.6pp

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23'
NII	686	0.0	7.8	17.1
Net fee income	176	12.8	11.5	21.2
Total revenue	**834**	**-2.5**	**5.2**	**14.4**
Operating expenses	-229	-6.8	6.7	16.0
Net operating income	**605**	**-0.7**	**4.7**	**13.8**
LLPs	-130	-36.2	-20.8	-13.9
Attributable profit	**213**	**45.6**	**17.7**	**28.0**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Q1'24 data and YoY changes (loans, deposits and mutual funds in constant euros).

41

Digital Consumer Bank Europe

Highlights

- We are focused on **strengthening our leadership** in auto and non-auto through strategic alliances and better service through new operational leasing and non-auto BNPL platforms
- **Loans** rose 6% YoY, mainly driven by Auto (+7%). **Customer deposits** increased 21%, in line with our strategy to decrease our funding costs and reduce margin volatility across the interest rate cycle
- **Revenue** up 5% YoY, **mainly driven by NII,** as we actively repriced loans and grew customer deposits. **Strong increase in fees,** driven by insurance in France and Germany
- **Profit** down QoQ affected by seasonality, lower gains on financial transactions (down from high levels in 2023), and higher LLPs following portfolio sales in Q4'23

Key data and P&L

New lending	Loans	Customer Funds
€13bn -1%	€135bn +6%	€77bn +21%

Efficiency	CoR	RoTE
47.1% -1.9pp	0.67% +19bps	9.9% -0.6pp

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23'
NII	1,095	0.6	6.1	6.4
Net fee income	220	14.5	14.8	15.1
Total revenue	**1,410**	**-2.0**	**4.7**	**5.0**
Operating expenses	-665	1.6	0.7	0.8
Net operating income	**745**	**-5.1**	**8.6**	**9.0**
LLPs	-276	80.4	42.7	42.8
Attributable profit	**229**	**-39.4**	**-6.3**	**-6.2**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander Note: Q1'24 data and YoY changes (new lending, loans and customer funds in constant euros). RoTE annualizing the impact of the temporary levy, 8.9% without annualizing it.

42

North America

Highlights

- **Focus on transformation,** leveraging the strengths of our businesses in the US and Mexico and enhancing our regional operating model in T&O
- **Solid loan growth,** particularly in Mexico. **Deposits are also increasing**, mainly driven by Retail in Mexico and Consumer in the US
- **Revenue up 8% YoY** driven by NII in Mexico (higher volumes) and strong performance of our CIB business across the region, particularly in the US
- **Costs** grew, impacted by inflation and investments in transformation, CIB build out in the US and digitalization, partially offset by the efficiencies captured in Retail and Consumer in the US
- **Profit decreased slightly YoY** as the strong revenue performance was offset by higher costs and LLPs, which were affected by expected normalization
- **Strong profit growth QoQ** driven by revenue in CIB and Wealth in the US, better sequential LLPs (seasonality in Auto) and cost improvements, mainly in Mexico

Key data and P&L

Loans	Deposits	Mutual Funds
€167bn +3%	**€144bn** +1%	**€32bn** +5%

Efficiency	CoR	RoTE
47.7% -0.1pp	**2.15%** +52bps	**11.3%** +0.8pp

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23'
NII	2,611	-1.2	3.8	6.7
Net fee income	638	13.5	16.8	22.4
Total revenue	**3,485**	**2.8**	**7.9**	**10.9**
Operating expenses	-1,661	-6.1	8.2	10.8
Net operating income	**1,824**	**12.5**	**7.5**	**11.1**
LLPs	-985	-12.6	19.8	21.8
Attributable profit	**644**	**39.4**	**-1.6**	**2.7**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander Note: Q1'24 data and YoY changes (loans, deposits and mutual funds in constant euros).

43

US

- **Lending slightly up,** mainly driven by CIB activity. **Deposits declined slightly** with time growing at the expense of lower demand deposits
- **Good revenue performance YoY**. However, profit down due to investments to improve our CIB franchise and LLP normalization
- **Strong profit growth QoQ,** with outstanding fee performance and lower costs, and provisions down (seasonality in Q4)

Loans	Deposits	Mutual Funds
€115bn +1%	€94bn -1%	€13bn -12%

Efficiency	CoR	RoTE[2]
50.3% +0.4pp	1.98% +46bps	10.8% -0.8pp

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23'
NII	1,396	-1.3	-3.6	-4.7
Net fee income	267	44.0	42.4	40.7
Total revenue	**1,869**	**6.7**	**3.5**	**2.3**
Operating expenses	-940	-1.7	4.2	3.0
Net operating income	**929**	**16.9**	**2.7**	**1.5**
LLPs	-615	-24.8	9.7	8.4
Attributable profit	**279**	**328.4**	**-5.7**	**-6.8**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Mexico

- **Successful customer acquisition campaigns** driving up loan volumes (Consumer and corporate loans) and time deposits
- **Profit up 6% YoY** supported by double-digit revenue growth and improved efficiency. CoR rose in line with expectations
- **Profit growing QoQ,** supported by cost improvements

Loans	Deposits	Mutual Funds
€51bn +8%	€49bn +7%	€19bn +21%

Efficiency	CoR	RoTE
41.4% -0.2pp	2.63% +65bps	18.8% +0.8pp

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23'
NII	1,214	-0.9	13.8	23.6
Net fee income	359	-1.2	3.5	12.3
Total revenue	**1,608**	**-0.8**	**13.9**	**23.6**
Operating expenses	-665	-12.7	13.4	23.1
Net operating income	**943**	**9.9**	**14.3**	**24.1**
LLPs	-370	19.7	42.4	54.6
Attributable profit	**411**	**1.2**	**5.6**	**14.6**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Q1'24 data and YoY changes (loans, deposits and mutual funds in constant euros).
(2) Adjusted RoTE: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 8.0%.

44

South America

Highlights

- We are focused on **being the primary bank for our 75 million customers,** on becoming the **most profitable** in each of our countries and on enhancing **service quality**
- **Loans grew both** QoQ and YoY, mainly in Brazil (Retail and Consumer) and Chile, with **time deposits and mutual funds** increasing also QoQ and YoY
- **Profit increased YoY**, as strong NII growth across countries was mostly offset by higher costs (inflation and salary agreements) and higher provisions, affected by volumes
- **Significant efficiency gains** (-2pp) and controlled CoR (+5bps) YoY
- **Profit up 15% QoQ** driven by good performance of the main revenue lines, lower provisions and devaluation of the Argentine peso in Q4'23

Key data and P&L

Loans	Deposits	Mutual Funds
€161bn +5%	€133bn +6%	€71bn +14%

Efficiency	CoR	RoTE
37.4% -1.7pp	3.44% +5bps	14.8% -0.4pp

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23'
NII	4,185	32.6	31.4	32.3
Net fee income	1,182	16.8	0.6	1.3
Total revenue	**4,887**	**14.6**	**10.3**	**11.0**
Operating expenses	-1,829	17.0	5.9	6.1
Net operating income	**3,058**	**13.3**	**13.2**	**14.1**
LLPs	-1,378	-11.0	10.0	11.9
Attributable profit	**796**	**14.9**	**1.4**	**0.8**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: Q1'24 data and YoY changes (loans, deposits and mutual funds in constant euros).

45

Brazil

- **Growth in loans** across all businesses except CIB (impacted by a more competitive market), **in time deposits and in mutual funds**
- **Profit increased strongly YoY,** driven by NII (higher activity and lower cost of deposits) and efficiency gains, offsetting higher LLPs
- **Profit rose QoQ** also due to strong NII growth, with lower costs and LLPs

Loans	Deposits	Mutual Funds
€104bn +6%	€89bn +11%	€55bn +15%

Efficiency	CoR	RoTE
33.0% -2.4pp	4.79% -5bps	15.4% +1.3pp

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23'
NII	2,630	5.8	20.5	24.9
Net fee income	846	-3.6	0.0	3.6
Total revenue	**3,507**	**1.3**	**10.6**	**14.7**
Operating expenses	-1,156	-1.6	3.3	7.1
Net operating income	**2,351**	**2.8**	**14.7**	**18.9**
LLPs	-1,163	-17.4	8.5	12.5
Attributable profit	**561**	**14.5**	**15.4**	**19.7**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Chile

- **Loans** increased mainly due to mortgages, CIB and Payments. Double-digit growth in **time deposits** and **mutual funds**
- **Profit fell YoY** despite the strong performance in NII (volumes and lower interest rates), impacted by growing costs, albeit below inflation, and a tick up in LLPs from low levels in previous years
- **In Q1**, profit affected by lower NII (UF) and higher LLPs

Loans	Deposits	Mutual Funds
€40bn +4%	€28bn +9%	€10bn +26%

Efficiency	CoR	RoTE
42.5% +0.6pp	0.85% -10bps	9.7% -4.9pp

Underlying P&L*	Q1'24	% Q4'23	% Q1'23	% Q1'23'
NII	352	-7.9	12.1	-5.1
Net fee income	129	11.4	-0.8	-16.0
Total revenue	**527**	**-4.2**	**2.7**	**-13.0**
Operating expenses	-224	-3.5	4.1	-11.9
Net operating income	**303**	**-4.7**	**1.7**	**-13.9**
LLPs	-125	70.2	25.8	6.5
Attributable profit	**90**	**-40.7**	**-28.9**	**-39.8**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander

Note: Q1'24 data and YoY changes (loans, deposits and mutual funds in constant euros).

46

47Note: Q1’24 data and YoY changes (profit, loans, deposits and mutual funds in constant euros). In Argentina, given the strong ARS devaluation and high inflation and its effect on exchange rates, variations are in current euros. Argentina Argentina y Uruguay Uruguay, Peru and Colombia Loans Deposits Mutual Funds Uruguay Peru Colombia RoTEs € mn Attributable profit Efficiency CoR RoTE 49 Q1'24 +23% 29 Q1'24 +50% 8 Q1'24 +3% €5bn -10% €6bn -41% €4bn -13% 51.4% +1.6pp 5.43% +245bps 20.5% -9.4pp 23.4% +1.4pp 29.5% +6.5pp 14.6% -0.9pp • We are working to integrate our recent inorganic acquisitions • Profit YoY affected by hyperinflation adjustment and non-credit related provisions • QoQ comparison affected by strong peso devaluation in Q4 • Strong loan growth in Uruguay and on joint initiatives between CIB and Corporates in Peru and Colombia • Profit up YoY on the back of double-digit revenue growth in all three countries • High profitability: double-digit RoTEs Underlying P&L* Q1'24 Q4'23 % Q4'23 % Q1'23 NII 1,025 112 814.0 92.7 Net fee income 131 -50 — -4.2 Total revenue 555 -27 — 10.8 Operating expenses -286 6 — 14.4 Net operating income 270 -21 — 7.3 LLPs -35 -7 410.5 -18.5 Attributable profit 101 -20 — -27.2 (*) € mn and % change in current euros. (1) % change in current euros.

48 Appendix Investor Day Targets summary Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary

Reconciliation of underlying results to statutory results

	January-March 2024			January-March 2023		
	Statutory results	Adjustments	Underlying results	Statutory results	Adjustments	Underlying results
Net interest income	11,983	—	11,983	10,396	(211)	10,185
Net fee income	3,240	—	3,240	3,043	—	3,043
Gains (losses) on financial transactions [1]	623	—	623	715	—	715
Other operating income	(801)	335	(466)	(232)	224	(8)
Total income	**15,045**	**335**	**15,380**	**13,922**	**13**	**13,935**
Administrative expenses and amortizations	(6,547)	—	(6,547)	(6,145)	—	(6,145)
Net operating income	**8,498**	**335**	**8,833**	**7,777**	**13**	**7,790**
Net loan-loss provisions	(3,125)	—	(3,125)	(3,347)	474	(2,873)
Other gains (losses) and provisions	(790)	(335)	(1,125)	(598)	(224)	(822)
Profit before tax	**4,583**	**—**	**4,583**	**3,832**	**263**	**4,095**
Tax on profit	(1,468)	—	(1,468)	(967)	(263)	(1,230)
Profit from continuing operations	**3,115**	**—**	**3,115**	**2,865**	**—**	**2,865**
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	**3,115**	**—**	**3,115**	**2,865**	**—**	**2,865**
Non-controlling interests	(263)	—	(263)	(294)	—	(294)
Profit attributable to the parent	**2,852**	**—**	**2,852**	**2,571**	**—**	**2,571**

(1) Includes exchange differences.

Explanation of Q1'24 adjustments:

- Temporary levy on revenue earned in Spain in the first quarter, totalling EUR 335 million, which was moved from total income to other gains (losses) and provisions.

Explanation of Q1'23 adjustments:

- Temporary levy on revenue earned in Spain in the first quarter, totalling EUR 224 million, which was moved from total income to other gains (losses) and provisions.
- Income in Brazil related to the reversal of tax liabilities amounted to EUR 261 million (EUR 211 million recorded in net interest income and a positive impact of EUR 50 million in tax) and provisions to strengthen the balance sheet, which net of tax was EUR 261 million (EUR 474 million recorded in net loan-loss provisions and a positive impact of EUR 213 million in tax).

Santander

49

50 Appendix Investor Day Targets summary and our last step towards ONE SANTANDER Detail by global business, region and country Reconciliation of underlying results to statutory results Glossary

51 Glossary - Acronyms • A2A: account to account • ALCO: Assets and Liabilities Committee • AM: Asset management • AuMs: Assets under Management • bn: Billion • BNPL: Buy now, pay later • bps: Basis points • c.: Circa • CAL: Customer assets and liabilities • CET1: Common equity tier 1 • CHF: Swiss franc • CIB: Corporate & Investment Banking • CoE: Cost of equity • Consumer: Digital Consumer Bank • CoR: Cost of risk • Covid-19: Coronavirus Disease 19 • DCB Europe: Digital Consumer Bank Europe • DPS: Dividend per share • EPS: Earning per share • ESG: Environmental, social and governance • EV: Electric Vehicle • FL: Fully-loaded • FTE: Full time employee • FX: Foreign exchange • FY: Full year • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • LLPs: Loan-loss provisions • mn: million • NII: Net interest income • NIM: Net interest margin • NPL: Non-performing loans • NPS: Net promoter score • OEM: Original equipment manufacturer • Payments: PagoNxt and Cards • PB: Private Banking • PBT: Profit before tax • P&L: Profit and loss • pp: Percentage points • Ps: Per share • QoQ: Quarter-on-Quarter • Repos: Repurchase agreements • Retail: Retail & Commercial Banking • RoE: Return on equity • RoRWA: Return on risk-weighted assets • RoTE: Return on tangible equity • RWA: Risk-weighted assets • SAM: Santander Asset Management • SBB: share buybacks • SME: Small and Medium Enterprises • TNAV: Tangible net asset value • TPV: Total Payments Volume • YoY: Year-on-Year • YTD: Year to date • Wealth: Wealth Management & Insurance

52 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY • RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) • RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets • Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortisations VOLUMES • Loans: Gross loans and advances to customers (excl. reverse repos) • Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK • NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired • NPL coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted • Cost of risk: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION • Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets ESG METRICS • Women in leadership positions = Percentage of women in senior executive positions over total headcount. This segment corresponds to less than 1% of the total workforce • Equal pay gap = The equal pay gap measures differences in remuneration between women and men in the same job at the same level. • For financial ESG metrics, please see ‘Alternative Performance Measures’ section of the Quarterly Financial Report.

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    30 April 2024 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer